Exhibit 99.1

SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS

August 20, 2015

We have made the following supplemental disclosures to The Joint Proxy Statement/Prospectus, dated July 31, 2015, in connection with the amendment, effective August 20, 2015, to CECO Environmental Corp.’s (“CECO”) Amended and Restated 2007 Equity Incentive Plan (the “Plan”) approved by its Board of Directors to eliminate CECO’s power to reprice or exchange grants under the Plan without stockholder approval. This supplemental information should be read in conjunction with the Joint Proxy Statement/Prospectus and the documents incorporated therein.

The following disclosure supplements the paragraph under the caption entitled “General” on page 68 of The Proxy Statement/Prospectus:

“However, the CECO Board amended the Incentive Plan on August 20, 2015, effective immediately, to eliminate the CECO Board’s power to reprice options without further stockholder approval.”

The following disclosure amends and restates the second sentence of the paragraph under the caption entitled “Amendment and Termination” on page 71 of The Joint Proxy Statement/Prospectus:

“The CECO Board may amend or terminate the Incentive Plan at any time, but an amendment will not become effective without the approval of CECO’s stockholders if stockholder approval is required by any applicable law, regulation or rule, including any rule of NASDAQ. However, except for certain adjustments which are made to prevent dilution or enlargement of the rights of the participants and will not materially change the value of benefits available to a participant under a previously granted award, CECO’s Compensation Committee and CECO shall not, without obtaining stockholder approval: (a) amend the terms of outstanding options to reduce the exercise price of such outstanding options; (b) cancel outstanding options in exchange for options with an exercise price that is less than the exercise price of the original options; or (c) cancel outstanding options with an exercise price above the current stock price in exchange for cash or other securities.”

The following disclosure amends and restates the second sentence of the first paragraph immediately following the caption entitled “17. Termination and amendment of the Plan.” on page D-9 of “ANNEX D—Second Amended and Restated CECO Environmental Corp. 2007 Equity Incentive Plan” included in the Joint Proxy Statement/Prospectus:

“Except as otherwise provided in Section 14, the Committee and the Company shall not, without obtaining stockholder approval: (a) amend the terms of outstanding Options to reduce the exercise price of such outstanding Options; (b) cancel outstanding Options in exchange for Options with an exercise price that is less than the exercise price of the original Options; or (c) cancel outstanding Options with an exercise price above the current stock price in exchange for cash or other securities.”

This supplement to The Joint Proxy Statement/Prospectus is dated August 20, 2015.

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